UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2010

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Deepak S. Parekh, a member of the Board, Audit Committee and the Compensation
Committee and the Chairman of the Nominating and Corporate Governance Committee
of WNS (Holdings) Limited (the “Company”), has informed the Board that he has entered into a consulting arrangement with another party effective June 1, 2010.
Upon the effectiveness of the consulting arrangement, he ceased to qualify as an independent director under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.  Accordingly, Mr. Parekh stepped down as a member of the Audit
Committee effective June 1, 2010. He will, however, continue to serve as
Chairman of the Nominating and Corporate Governance Committee and as a member of the Compensation Committee of the Board.

Further, the Board of Directors of the Company has decided not to consider Mr.
Parekh as an independent director under the New York Stock Exchange (“NYSE”)
listing standards with effect from the effective date of the arrangement.
Accordingly, the Board will consider that effective June 1, 2010, it is no longer a majority independent Board and the Nominating and Corporate Governance
Committee and the Compensation Committee are no longer fully independent.

The NYSE listing standards require listed companies to have a majority independent board and to have each of its nominating/corporate governance and compensation committees to be fully independent. However, the NYSE listing standards permit listed companies that are foreign private issuers (such as the
Company) to follow their home country practice in lieu of these requirements.
Effective June 1, 2010, the Company is electing to follow its home country
(Jersey, Channel Islands) practice, which does not impose a board or committee independent requirement.

The Board is in an advanced stage of finalizing the appointment of another independent director.  Upon the appointment of an additional independent director, the Board will once again be majority independent. The Board also intends to appoint this additional independent director as a member of the Audit
Committee, which will then consist of four independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: June 10, 2010	By:	/s/Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer